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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                AMENDMENT No. 3
                                      to
                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

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                                INFOSPACE, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

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     Options to Purchase Common Stock, Par Value $0.0001 Per Share, Having
                 an Exercise Price of $3.00 or More Per Share
                        (Title of Class of Securities)

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                                  45678T 10 2
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                              John M. Hall, Esq.
                   Senior Vice President and General Counsel
                                InfoSpace, Inc.
601 108/th/ Avenue, N.E., Suite 1200, Bellevue, Washington 98004, (425) 201-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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                                  Copies to:

                            Jeffrey D. Saper, Esq.
                              Jack Helfand, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
        650 Page Mill Road, Palo Alto, California 94304, (650) 493-9300

                           CALCULATION OF FILING FEE

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              Transaction Valuation(1)    Amount of Filing Fee
              ----------------------------------------------------
                   $82,190,780.12              $16,438.16
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(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 49,216,036 shares of common stock of InfoSpace, Inc. having an aggregate value of $82,190,780.12 as of October 26, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $16,438.16                  Filing Party: InfoSpace, Inc.
   Form or Registration No.: Schedule TO                Date Filed: October 29, 2001

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:
   [_] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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                            INTRODUCTORY STATEMENT

   This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by InfoSpace, Inc. with the Securities and Exchange Commission on October 29, 2001 (the "Schedule TO"), relating to our offer to Eligible Employees to exchange options to purchase shares of our common stock granted under our Restated 1996 Flexible Stock Incentive Plan and our 2001 Nonstatutory Stock Option Plan for restricted shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated October 29, 2001, and the related letter from Naveen Jain dated October 29, 2001, the Election Form, and the Notice to Withdraw from the Offer (which together constitute the "Offer").

   Pursuant to Section 7 of the Offer to Exchange and Rule 13e-4(f)(5) promulgated pursuant to the Securities Act (as defined in the Schedule TO), on November 27, 2001 the Company terminated the tender offer. No stock options were accepted for exchange. There were several factors that led to the Company's decision, including the failure of optionholders as a group to tender options to purchase at least 46,755,234 shares of our common stock (95% of the aggregate shares underlying the Eligible Options and Special Options).

   This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          INFOSPACE, INC.

                                          /s/ TAMMY D. HALSTEAD
                                          _____________________________________
                                          Tammy D. Halstead
                                          Chief Financial Officer

Date: November 27, 2001

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